UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K 9 ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended:   June 30, 2016

☐    Transition Report on Form 10-K

☐    Transition Report on Form 20-F

☐    Transition Report on Form 11-K

☐    Transition Report on Form 10-Q

☐    Transition Report on Form N-SAR

For the Transition Period Ended:___________

Read Instructions (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION
HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ______________

PART I -- REGISTRANT INFORMATION

Full Name of Registrants:

GrowGeneration Corporation

Former Name if Applicable

N/A

Address of Principal Executive Offices (Street and Number)

503 North Main Street, Suite 740

Pueblo, Colorado 81003

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12(b)-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in  reasonable  detail the  reasons  why the Form 10-Q could not be filed within the prescribed time period. (Attach Extra Sheets If Needed)

The Registrant is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the period ended June 30, 2016 (the “Form 10-Q”) by the filing due date of August 15, 2016. The Registrant will require additional time to complete and file the Form 10-Q, and plans to file it by five calendar days following the due date.

PART IV --OTHER INFORMATION

(1)  Name  and  telephone  number  of  person  to  contact  in  regard  to  this notification:

Darren Lampert	800	935-8420
Name	Area Code	Telephone Number

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such  shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

☐ Yes   ☒ No

On November 9, 2015, we filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-1 (File No. 333-207889), which was subsequently amended on May 11, 2016 (the “Amendment No. 1), June 15, 2016 (the “Amendment No. 2”), July 1, 2016 (the “Amendment No. 3”) and July 15, 2016 (the “Amendment No. 4”), and declared effective on July 15, 2016 (“Effective Date”). Starting from the Effective Date, we became subject to the reporting obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Quarterly Report on Form 10-Q for the period ended June 30, 2016 is the first periodic filing we are required to file under the Exchange Act.

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be  included  in the  subject  report  or  portion thereof?

☐ Yes   ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

GrowGeneration Corporation

(Name of Registrant as Specified in Charter)

has caused this  notification  to be signed on their behalf by the undersigned hereunto duly authorized.

Date August 16, 2016	By:	/s/ Darren Lampert
Darren Lampert, Chief Executive Officer

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